UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 23, 2015

Commission File Number: 001-36697

DBV TECHNOLOGIES S.A.

(Translation of registrant’s name into English)

Green Square-Bâtiment D

80/84 rue des Meuniers

92220 Bagneux France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated June 23, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DBV TECHNOLOGIES S.A.

Date: June 23, 2015	By:	/s/ David Schilansky
		Name:	David Schilansky
		Title:	Chief Operating Officer

Exhibit 99.1

Regulated Information

Bagneux, France, June 23, 2015

DBV Technologies’ June 23, 2015 Combined Shareholders’ Meeting

Adoption of all resolutions submitted to the vote of Shareholders

DBV Technologies, (Euronext: DBV – ISIN: FR0010417345 – NASDAQ: DBVT), a biopharmaceutical company, held today its Combined Shareholders’ Meeting, which was chaired by Pierre-Henri Benhamou, the Company’s Chairman and Chief Executive Officer, in presence of the Company’s the Board of Directors and Executive Committee.

At the Combined Meeting, the Company’s shareholders approved all the resolutions submitted by the Board of Directors. These resolutions can be found on DBV’s website under the “Investor Relations” section.

During the Meeting, Pierre-Henri Benhamou, Chairman and Chief Executive Officer, and David Schilansky, Chief Operating Officer, presented the major events and financial results for 2014 as well as the most important events since the beginning of 2015.

About DBV Technologies

DBV Technologies is developing Viaskin®, an innovative new approach to the treatment of allergies – a major public health issue that has been increasing in prevalence. DBV Technologies, incorporated in France in 2002, has developed a proprietary, patented technology for administering an allergen to intact skin while avoiding transfer to the blood, and thus lowering the risk of a systemic, allergic reaction in the event of accidental exposure. DBV Technologies is focusing on food allergies, including milk and peanut, for which there are currently no effective treatments. DBV Technologies has designed two products candidates: Viaskin® Peanut and Viaskin® Milk. The clinical development program for Viaskin® Peanut has received Fast Track designation and Breakthrough Therapy designation from the U.S. Food and Drug Administration.

DBV Technologies shares are traded on segment B of Euronext Paris (Ticker: DBV, ISIN code: FR0010417345) and on the Nasdaq Stock Market in the form of American Depositary Shares (each representing one-half of one ordinary share) (Ticker: DBVT). For more information on DBV Technologies, please visit our website: www.dbv-technologies.com

Disclaimer

This press release contains forward-looking statements, including statements about the potential safety and efficacy of Epicutaneous Immunotherapy (EPIT®) via Viaskin® Peanut and the regulatory pathway afforded by Breakthrough Therapy designation by the U.S. Food and Drug Administration, which does not change the standards for approval and is not a guarantee of success. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. The Company’s product candidates have not been approved for sale in any jurisdiction. Among the factors that could cause actual results to differ materially from those described or projected herein are uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals, the risk that historical preclinical results may not be predictive of future clinical trial results, and the risk that historical clinical trial results may not be predictive of future trial results. A further list and description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the French Autorité des Marchés Financiers, the Company’s Securities and Exchange Commission filings and reports, including in the Company’s Annual Report on Form 20-F for the year ended December 31, 2014, and future filings and reports by the Company. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. DBV Technologies undertakes no obligation to update or revise the information contained in this Press Release, whether as a result of new information, future events or circumstances or otherwise.

DBV Technologies Contacts

Nathalie Donne	Susanna Mesa
Director, Corporate Communication & Business Development	VP Finance, US Investor Relations & Strategy
Tél. : +33(0)1 55 42 78 72	Tél. : +1 917-346-3447
nathalie.donne@dbv-technologies.com	susanna.mesa@dbv-technologies.com

DBV Technologies Media Contacts

Marion Janic
Rooney & Associates
Tél. : +1-212-223-4017 mjanic@rooneyco.com